SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 05th November 2003, for the month of October 2003

TELENOR ASA
 (Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TEL SETTLEMENT WITH WR COM ENTERPRISES LTD.
TEL MERGER OF VIMPELCOM AND VIMPELCOM-REGION
SIGNATURES

08.10.03 12:36  TEL SETTLEMENT WITH WR COM ENTERPRISES LTD.

Telenor has made a settlement with WR Com Enterprises Ltd, a Cypriot company. Under the terms of the settlement, Telenor will pay to WR Com Enterprises EUR 33,6 million.

The background for the litigations is the claim of an alleged breach of contract when Telenor B-Invest AS sold Cosmote-shares to WR Com Enterprises Ltd and Telenor Greece AS acquired WR Com Enterprises Ltd’s shares in Telenor B-Invest AS. Telenor B-Invest AS was a holding company with 30 per cent of the shares in the Greek mobile operator Cosmote. Originally Telenor Mobile Communications AS and WR Com Enterprises Ltd owned 73.33 per cent and 26.67 per cent of the shares in Telenor B-Invest AS respectively.

In the autumn of 2000 Telenor B-Invest AS sold 8 per cent of the total outstanding share capital in Cosmote to WR Com Enterprises Ltd. Simultaneously Telenor Greece AS acquired all of WR Com Enterprises Ltd’s shares in Telenor B-Invest AS. The alleged breach of contract arose from these transactions. In January 2003 the City court in Athens, Greece ruled in favour of WR Com Enterprises Ltd, Cyprus. According to the verdict WR Com Enterprises claimed approximately NOK 530 mill including interest against Telenor Mobile Communications AS.

As a consequence of the settlement, all legal proceedings have been stopped and the arrest claim on Telenor’s Cosmote shares has been lifted.

Following this settlement Telenor will reverse the previous expense provisions of approx. NOK 300 million, mainly on the levels for tax and interest expenses in the accounts.

24.10.03 13:25  TEL MERGER OF VIMPELCOM AND VIMPELCOM-REGION                                                   andre børsmeldinger

Russian mobile operator VimpelCom has announced that its shareholders, at an Extraordinary General Meeting of Shareholders, today approved the merger of VimpelCom and VimpelCom-Region.

Russian mobile operator VimpelCom has announced that its shareholders, at an Extraordinary General Meeting of Shareholders, today approved the merger of VimpelCom and VimpelCom-Region. VimpelCom’s shareholders were asked to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares (the equivalent of 14,598,428 ADSs) in exchange for its 44.7 per cent stake in VimpelCom-Region.

Under the terms of the merger, Telenor will receive 3,648,141 newly issued VimpelCom common shares (the equivalent of 4,864,188 new ADSs) in exchange for Telenor’s 14.9 per cent shares in VimpelCom-Region.

Telenor’s ownership in VimpelCom prior to the merger was 25 per cent plus 13 shares of the total voting stock and 28.98 per cent of the total common stock and the direct ownership in VimpelCom-Region was 14,9 per cent prior to the merger. Following the merger, Telenor will own approximately 26.6 per cent and 29.9 per cent respectively of VimpelCom’s total voting stock and total common stock. The merger is expected to be finalised in the second quarter 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:

Name: Torstein Moland (sign.) Title: CFO

Date: 5th November, 2003